ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

[redacted]

05011940

12g3-2(b) File No.82-4922

Ref No. CN. 720/2005

October 13 005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED OCT 18 2005 WASH, D.C. 198 SECTION

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our unc e kings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an Er h language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12 2 (b) "file" with the Commission.

Yours sinc e

Kattiya Indaravijaya

(Ms. Kattiya Inda laya)
First Senior Vice P ident
KASIKORNBANK Public ipany Limited

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

9906014-1-05

(F 53-5)

Reporting Form of the Exercise of Warrants to Purcha[illegible] [illegible]rdinary Shares under the Employee Stock Option Plan (E[illegible] P) With an Exception of Employees who are Dir[illegible] [illegible]rs, Project: 1-3, to The Stock Exchange of Thail[illegible]

KASIKORNBANK PUBLIC COMPA[illegible] LIMITED

12 October 2005

1. Significant Information on the Warrants to Purchase [illegible] [illegible]inary Shares

- Total amount being offered: 50,000,000 units, which [illegible] be divided into:

Project 1:	18,500,000	Units
Project 2:	5,000,000	Units
Project 3:	26,500,000	Units

- Total amount being allocated: 45,519,980 units, whi[illegible] [illegible]an be divided into:

Project 1:	15,586,300	Units
Project 2:	3,885,300	Units
Project 3:	26,048,380	Units

- Par value: Baht 0 (zero Baht)

- Exercise price Projects 1-2: Baht 30.00 per sh[illegible]
  Project 3: Baht 27.82 per sh[illegible]

- Exercise ratio: One unit of warrant for the right to bu[illegible] [illegible]e ordinary share

- Exercise period: Projects 1-2 : up to the last busin[illegible] [illegible]ay of June and December
  Project 3: up to the last busin[illegible] [illegible]ay of March, June, September and Dec[illegible] [illegible]er (where the exercise can take place starting f[illegible] 30 December 2003, onwards)

- Maturity period: Project 1: 30 December 2005
  Project 2: 30 December 2006
  Project 3: 30 December 2007

- Current exercise date: 30 September 2005

- Payment date: 23-30 September 2005

2. Results of the Exercise of Warrants to Purchase Ordi u / Shares

- There are 156 Thai nationals and - foreign national to ε ıg 156 persons exercising their rights as follows.

Project 1:	·	shares
Project 2:	·	shares
Project 3:	750,57(	shares
Total warrants being exercised:	750,57(	shares

- An outstanding of non-exercised warrants total 2 i, !1,030 units, which can be divided into:

Project 1:	6,020,34(	units
Project 2:	2,330,56(	units
Project 3:	16,970,13(	units
Total non-exercised warrants :	25,321,03(	units

3. Proceeds received from the share offering

Total share price: 20,881,024.32 Baht

The Company hereby certifies that all information given i ı is form is all true and correct in every aspect.

(Signed).. ....Authorized Director
(Mr. Prasarn Trairat v akul)
President

9906002-4-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper